EXHIBIT 12.1
EPR PROPERTIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2017		2016		2015		2014		2013
Earnings:
Income before equity in income from joint ventures and other items (1)	$223,353		$219,601		$170,017		$177,278		$152,193
Fixed charges	143,532		108,068		98,672		88,996		83,988
Distributions from equity investments	442		816		540		810		985
Capitalized interest	(9,879)		(10,697)		(18,547)		(7,525)		(2,763)

Adjusted Earnings	$357,448		$317,788		$250,682		$259,559		$234,403

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$133,124		$97,144		$79,915		$81,270		$81,056
Interest within rental expense (2)	337		227		185		174		145
Interest income	192		—		25		27		24
Capitalized interest	9,879		10,697		18,547		7,525		2,763

Total Fixed Charges	$143,532		$108,068		$98,672		$88,996		$83,988

Ratio of Earnings to Fixed Charges	2.5	x	2.9	x	2.5	x	2.9	x	2.8	x

(1)
 Earnings before equity in income from joint ventures and other items for the year ended December 31, 2017 includes $10.2 million in impairment charges, $1.5 million in costs associated with loan refinancing or payoff, and a $1.0 million gain on early extinguishment of debt. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2016 includes $0.9 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2015 includes $18.6 million of retirement severance expense and $0.3 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2014 includes $3.8 million in provision for loan losses and $0.3 million in costs associated with loan payoff. Earnings before equity in income from joint ventures and other items for the year ended December 31, 2013 includes $6.2 million in costs associated with loan refinancing and a $4.5 million gain on early extinguishment of debt.

(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).